UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

UNDER THE SECURITIES ACT OF 1933

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 29, 2021

Power & Digital Infrastructure Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40046	86-1243837
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

321 North Clark Street, Suite 2440

Chicago, IL 60654

(Address of principal executive offices, including zip code)

(312) 262-5642

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value per share, and one-fourth of one redeemable warrant	XPDIU	The Nasdaq Stock Market LLC
Class A common stock included as part of the units	XPDI	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	XPDIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Power & Digital Infrastructure Acquisition Corp., a Delaware corporation (“XPDI” or the “Company”), previously announced that it entered into an Agreement and Plan of Merger and Reorganization, dated as of July 20, 2021 (as amended by the First Amendment thereto, dated as of October 1, 2021, and as it may be further amended and/or restated from time to time, the “Agreement”), by and among XPDI, XPDI Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of XPDI (“First Merger Sub”), XPDI Merger Sub 2, LLC, a Delaware limited liability company and wholly owned subsidiary of XPDI (“Second Merger Sub” and, together with First Merger Sub, the “Merger Subs”), and Core Scientific Holding Co., a Delaware corporation (“Core Scientific”), pursuant to which, and subject to the terms and conditions set forth therein, XPDI would acquire Core Scientific through a series of transactions, including (x) the merger of First Merger Sub with and into Core Scientific (the “First Merger”), with Core Scientific surviving the First Merger as a wholly owned subsidiary of XPDI, and (y) the merger of Core Scientific with and into Second Merger Sub (the “Second Merger”), with Second Merger Sub surviving the Second Merger as a wholly owned subsidiary of XPDI (the “Business Combination”).

On December 29, 2021, XPDI, the Merger Subs and Core Scientific entered into Amendment No. 2 to the Agreement (the “Second Amendment”) to remove the Second Merger Sub as a party and provide instead that Core Scientific, having survived the First Merger as a wholly owned subsidiary of XPDI, will merge with and into XPDI as soon as possible on the day after the date on which the First Merger is consummated, with XPDI continuing as the surviving entity.

The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amendment, a copy of which is attached as Exhibit 2.1 and is incorporated herein by reference.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Such forward-looking statements include, but are not limited to, statements regarding possible or assumed future actions, business strategies, events or results of operations; projections, estimates and forecasts of revenue and other financial and performance metrics; projections of market opportunity and expectations; the estimated implied enterprise value of the combined company following the proposed merger between XPDI and Core Scientific (the “Transaction”); the combined company’s ability to scale and grow its business and source clean and renewable energy; the advantages and expected growth of the combined company; the combined company’s ability to source and retain talent; the cash position of the combined company following closing of the Transaction; XPDI’s and Core Scientific’s ability to consummate the Transaction; expectations related to the terms, timing and benefits of the Transaction; risks related to the novel coronavirus (“COVID-19”) pandemic or the emergence of variant strains of COVID-19; the maintenance of key strategic relationships with partners and distributors; and changes in laws and regulations, including tax laws and laws relating to protection of the environment. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of XPDI’s and Core Scientific’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of XPDI and Core Scientific. These forward-looking statements are subject to a number of risks and uncertainties, including the ability of XPDI and Core Scientific to successfully or timely consummate the proposed Transaction, including the risk that necessary regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction or approval of the stockholders of XPDI; failure to realize the anticipated benefits of the proposed Transaction; the combined company’s ability to execute on its business model, potential business expansion opportunities and growth strategies, retain and expand customers’ use of its services and attract new customers and source and maintain talent; risks relating to the combined company’s sources of cash and cash resources; risks relating to the blockchain and frontier technology infrastructure sectors, including the unregulated nature of the digital asset space and potential future regulations, volatility of the price of digital assets, changes in the award structure for solving digital assets and limited availability of electric power resources; risks relating to Core Scientific’s and the combined company’s vulnerability to security breaches; risks relating to the uncertainty of the projected financial information with respect to the combined company; the combined company’s ability to manage future growth; the effects of competition on the combined company’s future business; the amount of redemption requests made by XPDI’s public stockholders; the ability of XPDI or the combined company to issue equity or equity-linked securities in connection with the proposed Transaction or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the impact of the COVID-19 pandemic on Core Scientific’s or the combined company’s business and the global economy; and those factors discussed in XPDI’s final prospectus related to its initial public offering dated February 9, 2021 under the heading “Risk Factors,” in XPDI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 under the heading “Risk Factors” filed with the United States Securities and Exchange Commission (the “SEC”) on November 15, 2021 and other documents of XPDI filed, or to be filed, with the SEC. If any of these risks materialize or XPDI’s or Core Scientific’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither XPDI nor Core Scientific presently know or that XPDI and Core Scientific currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect XPDI’s and Core Scientific’s expectations, plans or forecasts of future events and views as of the date of this communication. XPDI and Core Scientific anticipate that subsequent events and developments will cause XPDI’s and Core Scientific’s assessments to change. However, while XPDI and Core Scientific may elect to update these forward-looking statements at some point in the future, XPDI and Core Scientific specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing XPDI’s and Core Scientific’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information

The proposed Transaction will be submitted to stockholders of XPDI for their approval. The Registration Statement on Form S-4 that XPDI has filed with the SEC includes a proxy statement/prospectus, which will be distributed to XPDI’s stockholders in connection with XPDI’s solicitation of proxies for the vote on the proposed Transaction. After the Registration Statement has been declared effective, XPDI will mail the proxy statement/prospectus to XPDI stockholders as of the record date established for voting on the proposed Transaction and other matters to be presented at the special meeting of XPDI stockholders. XPDI’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto because these documents contain important information about XPDI, Core Scientific and the proposed Transaction. Stockholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC by XPDI, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 321 North Clark Street, Suite 2440, Chicago, IL 60654.

Participants in the Solicitation

XPDI, Core Scientific and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from XPDI’s stockholders in connection with the proposed Transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of XPDI’s stockholders in connection with the proposed Transaction will be set forth in XPDI’s proxy statement/prospectus that has been filed with the SEC. You can find more information about XPDI’s directors and executive officers in XPDI’s final prospectus related to its initial public offering dated February 9, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of XPDI or Core Scientific, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number

2.1	Amendment No. 2 to Agreement and Plan of Merger and Reorganization, dated as of December 29, 2021, by and among Power & Digital Infrastructure Acquisition Corp., XPDI Merger Sub Inc., XPDI Merger Sub 2, LLC and Core Scientific Holding Co.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 30, 2021

POWER & DIGITAL INFRASTRUCTURE ACQUISITION CORP.

By:	/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Chief Executive Officer

5